Exhibit 99.4

A2Z Smart Technologies announces penetration to the Turkish Market together with leading grocery retail chain - Migros Ticaret

Tel Aviv, Israel / August 8, 2022 — A2Z Smart Technologies Corp. (NASDAQ: AZ) (TSXV: AZ), today announced has signed a Statement of Work’s (SOW) for it’s Cust2Mate Smart Carts with Migros Ticaret, one of Turkey’s leading grocery store chains, operating more than 1,000 locations nationwide. Pursuant to the SOW, Cust2Mate Smart Carts will be used at selected Migros locations in Turkey for a pilot trial. The Company anticipates that a successful pilot trial will lead to the launching of the smart carts across the Migros chain.

A2Z’s state-of-the-art Cust2Mate Smart Cart platform streamlines the shopping experience by recognizing every purchased item and enabling in-cart payment so that shoppers skip lines, while also allowing retail grocers to direct shoppers to discounted products and in-store promotions to efficiently manage and move inventory.

Rafael Yam, CEO of Cust2Mate commented, “We are making excellent progress with our efforts to introduce Cust2Mate to premier retailers worldwide and we’re pleased to further expand our global footprint with this important retailer in Turkey. Migros is an important step for us as its seen by retailers worldwide as a bellwether for the grocery retail sector. Migros is well-known as an innovative retailer, with a reputation for embracing new technologies, having been one of the first supermarket chains to adopt a self-checkout platform. Additionally, Migros has fully implemented NCR’s point of sale software, which is ideal for our Smart Cart solution. This is an exciting opportunity for us to further enhance our global brand recognition, working with a partner who appreciates the value our technology can bring to their operations, and also shares our vision for providing a frictionless shopping experience to customers. We’re excited to launch in Turkey and look forward to its successful completion and rollout.”

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau

Telephone: 203.972.9200

Email: a2z@imsinvestorrelations.com